

Mail Stop 3561

June 6, 2017

Brent B. Bickett
President
Cannae Holdings, Inc.
1701 Village Center Circle
Las Vegas, NV 89134

> **Re:** **Cannae Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 11, 2017**
> **File No. 333-217886**

Dear Mr. Bickett:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

How You Can Find Additional Information

1. Please revise the second paragraph to specify the date by which security holders must request documents. Additionally, please highlight this statement by print type or otherwise. Refer to Item 2(2) of Form S-4.

Summary, page 4

2. Please confirm that you will file the line of credit agreement with FNF once the terms have been finalized.

Q: Does the Split-Off create any conflicts of interest for Splitco's management?, page 9

3. Please revise to identify the three executive officers who will also be employed by FNF or its subsidiaries. Please also revise the related risk factor on page 40.

Q: What are the reasons for the Split-Off?

4. Please expand to explain why the Split-Off is expected to enhance FNF's eligibility to be included in certain stock indices.

Material U.S. Federal Income Tax Consequences of the Split-Off, page 53

5. Please confirm that Deloitte Tax will be providing a long-form tax opinion.

6. We note your disclosure in the first paragraph that this "discussion is consistent with the tax opinion to be received from Deloitte Tax as to the principal U.S. federal income tax consequences of the Split-Off to U.S. holders of Splitco common stock." Investors are entitled to know of the material U.S. federal income tax consequences, rather than just "principal," regarding the Split-Off. Please revise accordingly. Refer to Section III.C.1 of Staff Legal Bulletin No. 19.

7. We note your disclosure in the fourth paragraph that this "summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor." Investors are entitled to rely on the opinions as expressed. Please revise to remove this inappropriate limitation on reliance. Refer to Section III.D.1 of Staff Legal Bulletin No. 19.

Selected Unaudited Pro Forma Financial Data, page 60

8. We note your disclosure that you have presented information giving effect to the announced sale of OneDigital which is expected to occur in the second quarter of 2017. Please tell us and revise to disclose if you expect the sale of OneDigital to be accounted for as a discontinued operation. If so, please revise your pro forma statement of operations data to reflect the effect of this discontinued operation on the three most recent fiscal years.

Summarized Pro Forma Statement of Operations Data, page 61

9. We note from your disclosure in footnote (2) that nonrecurring charges, including estimated gain on the sale, transaction expenses, and related tax expense are not included in the pro forma adjustments above. Please revise to disclose the expected amount of these items in this footnote, if material.

Selected Unaudited Historical Attributed Financial Data of FNFV Group, Page 67

10. We note that you present selected financial data for SplitCo, FNF, and the FNFV Group. We also note that while the selected financial data for SplitCo is derived from the audited financial statements included in the filing, it is not clear how the data for FNFV Group is derived. Please tell us and revise to disclose what makes this financial data "attributed" to FNFV Group as you have disclosed, and explain how the amounts differ from the financial data of the Splitco presented on pages 62 & 63.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

11. We note from your disclosure beginning on page 108 that you will enter into certain agreements with FNF in connection with the split-off transaction, such as the Reorganization Agreement, Tax Matters Agreement, Corporate Services Agreement, and Registration Rights Agreement. Please revise MD&A to disclose the nature and significant terms of each of these agreements to the extent that they are material, and to discuss the expected impact of these agreements on your financial condition and results of operations in future periods, as appropriate.

Critical Accounting Estimates, page 79

12. Please consider revising your Critical Accounting Estimates section to include a discussion of your accounting for your equity method investment in Ceridian, including the judgments and uncertainties involved, such as in evaluations of potential decrease in investment value. In this regard, we note that your investment in Ceridian is a significant component of your total assets, and has been incurring losses over the last several years. We also note from your disclosure on page 79 that historically low interest rates continue to adversely affect this business and that Ceridian believes that and other factors listed may continue to significantly affect its results of operations.

Results of Operations, page 81

13. We note your disclosure on page 82 that the net realized gain for the year ended December 31, 2016 includes a net realized gain of $15 million on the sale of your ownership interest in Stillwater Insurance. Please explain to us, and revise to disclose more details about the nature of this investment and its sale.

Restaurant Group, page 83

14. Please revise to discuss the reasons for all significant changes in income statement line items within each segment. For example, personnel costs and other operating costs decreased in 2016 as compared to 2015 but there is no discussion of the reason for this decrease. Also, when there are several reasons for a change in an income statement line item, please quantify or otherwise describe the change so that it is clear how much of an impact is attributable to each factor. For example, you disclose that revenues from the Restaurant Group decreased 18% in 2016 compared to 2015 primarily due to the distribution of J. Alexander's on September 29, 2015, decreased same store sales primarily at O'Charley's, and the sale of Max and Erma's on January 25, 2016, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context.

Liquidity and Capital Resources, page 85

15. Please revise your liquidity section in MD&A to provide a more detailed explanation for the change in working capital and consider including discussions of the three major statements of cash flow captions (i.e., operating activities, investing activities and financing activities) for the three year period for which you present financial statements. This discussion should not merely restate information that is obvious from reviewing the financial statements. For example, you explain that the increase in cash provided by operations of $49.2 million from 2016 to 2015 is primarily attributable to lower payments for income taxes of $49.6 million, however, you do not provide any other discussion on your changes in cash flows from investing or financing activities. Your revised discussion should also disclose historical financing arrangements and their importance to cash flows, including the effects, if any of the recent amendment to the ABRH Credit Facility. Refer to Item 303 of Regulation S-K and the SEC Interpretive Release No. 33-8350 dated December 19, 2003 for further guidance.

Contractual Obligations, page 86

16. We note that your purchase obligations are primarily food and beverage obligations with fixed commitments in regards to the time period of the contract and the quantities purchased with annual price adjustments that can fluctuate. Please tell us how you consider agreements with minimum quantities and/or approximate delivery terms. Refer to Item 303(a)(5) of Regulation S-K.

Executive Compensation, page 97

Executive Officers of Splitco, page 97

17. Please advise if any of your initial executive officers will have employment agreements with the company. If so, please summarize here and file as exhibits.

Investment Success Incentive Program, page 102

18. Please revise to discuss this incentive program in greater detail. In this regard, please revise to clarify if your initial executive officers are participants in this program. If so, please disclose their allocated percentages of any incentive pool and any potential payments with respect to the OneDigital transaction.

Audited Financial Statements of Fidelity National Financial Ventures Operations

Index to Financial Statements, Page F-1

19. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Note A. Business and Summary of Significant Accounting Policies: Revenue Recognition, page F-15

20. We note your disclosure in Note A that restaurant revenue on the Combined Statements of Operations consists of restaurant sales, bakery operations, and to a lesser extent, franchise revenue and other revenue. We also note your disclosure as to how you recognize initial franchise fees and royalties generated by franchisee sales. If material, please disclose revenue and costs related to company-owned restaurants separately from fees and royalties earned from franchisee owned restaurants under ASC 952-605-45. Also, if material, please revise your statements of operations to separate initial franchise fees from other franchise fee revenue. Also, if there are significant changes in franchisor owned outlets or franchised outlets during the period, please include disclosures required by ASC 952-605-50.

Note Q. Segment Information, page F-43

21. We note that you present your investment in Ceridian as a separate reportable segment. However, it appears that in your disclosure in Note Q, you are disclosing amounts related to Ceridian that are not included in the FNFV financial statements. For example, you disclose the revenue of Ceridian which is not included in the revenue presented in

FNFV's financial statements. In order to clarify your disclosure, please revise so that only amounts recorded in FNFV's financial statements related to Ceridian (i.e. share of income/loss in associated companies and investment assets) are presented in the segment disclosure. Please revise accordingly.

Ceridian Holding LLC Financial Statements

Report of Independent Registered Public Accounting Firm, page F-51

22. We note that your auditors report related to the 2016 financial statements of Ceridian, states that your auditors conducted the audit "in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America." If true, please ask your auditors to revise their audit report to state that their audit was conducted in accordance with "the standards of the Public Company Accounting Oversight Board (United States)," as required by the PCAOB Auditing Standard No. 1, since the standards of the PCAOB include not only auditing, but other types of standards. Please amend your filing accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aamira Chaudhry at (202) 551-3389 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Michael J. Aiello
        Weil, Gotshal & Manges LLP